Craft BeerCoffeeLease SecuredFirst LocationOperating Pop-upsGenerating RevenueRenovating Location

WeHa Brewing & Roasting Company

Brewery, Coffee Roasting, Cafe

West Hartford, CT 06110
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The investment multiple is increased to 1.8× for the next $25,000 invested.

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INVESTMENT OPPORTUNITY

WeHa Brewing & Roasting Company is seeking investment to purchase brewery equipment and build out a taproom/café.

$0 INVESTED

There are 85 days remaining to invest. If the business does not receive an additional $75,000 by then, investors will be fully refunded.

 The Pitch
 Terms
 Data Room
 Discussion
 Investor Perks
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Interview with Cody — Co-Founder and Head Roaster!
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The Team

Cody W McCormack
Co-Founder and Head Roaster

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Robbie Wendeborn
Co-Founder and Head Brewer

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Business Overview
WeHa Brewing & Roasting Company is a craft brewery and coffee roaster in development, slated to open in West Hartford, CT by the end of 2020.

WeHa B&R Company will provide a unique offering to the market as it will operate as a brewery with a taproom and a coffee roasting company with a cafe. WeHa will be able to offer the highest quality craft beers by having full control of the process from raw material procurement to serving the end customer and because the co-owners have years of experience in the beer and coffee industries.

WeHa's mission is to never compromise on quality, pay attention to detail, provide inspiration through our product offerings, constantly learn and strive to be better in both products offered and experience we provide, treat customers like family, and never lose sight of our "why". Read less

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WeHa Brewing & Roasting Company
BREWERY, COFFEE ROASTING, CAFE
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The Pitch
WeHa Brewing & Roasting Company is seeking investment to purchase brewery equipment and build out a taproom/café.
Overview
WeHa Brewing & Roasting Company is a community focused craft brewery and coffee roaster that will be located in West Hartford, Connecticut. WeHa B&R Co. will be located in a ~6,000 sq. ft facility with a 1,500 square foot dedicated taproom/café, 500 sq. feet private event space. WeHa will also offer a rotating menu of wood fired pizza that will be made in house.
WeHa provides a unique and differentiated offering to the market as it will operate as both a craft brewery and coffee roaster. Customers will be able be to come enjoy a carefully crafted beer or artisanal coffee beverage in our welcoming taproom/café. WeHa will be able to

offer the highest quality craft beer and coffee by having full control of the process from raw material procurement to serving the end customer.

Who are we?

Co-owners Cody and Robbie have extensive experience in the coffee and brewing industries as well as the business acumen to ensure WeHa is a success.

Cody, co-owner and head roaster, has over eight years experience as a Certified Public Accountant and has taken extensive coursework in accounting/finance and business management. Cody has a strong passion for coffee and has been formally educated in coffee roasting and café management. Cody also successfully launched and is currently operating WeHa Roasting Company, which was launched in January of this year.

Robbie has over eight years experience in commercial brewing. He has worked at a number of breweries across the country and most recently as a Head Brewer at a brewery in Brooklyn. He has the experience and knowledge to create a wide portfolio of beers and the industry experience to make WeHa a success.

Q&A with Founder Cody McCormack

What will the funds be used for?

The funds raised will be purchase brewery and café equipment and also used to build out and outfit our café/taproom with electronic tap lists, speaker systems and more. Our goal is to create a community gathering place where people can come anytime of the day to enjoy a thoughtfully crafted beer or coffee. Can you think of a better way to make that happen then to let the community (you!) be a part of that success by investing in us.

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WeHa Brewing & Roasting Company

BREWERY, COFFEE ROASTING, CAFE

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Taproom/Café Build-out

$25,000

Brewing Equipment

$40,000
 Coffee Brewing Equipment/Espresso Machine
$5,500
 Mainvest Compensation
$4,500
Total
$75,000
Summary of Terms
Legal Business Name
WeHa Brewing Company
Investment Structure
Revenue Sharing Note
Early Investor Bonus
Investment Multiple for the first $25,000 invested
1.8×
Investment Multiple
1.5×
Business's Revenue Share
1.3%–2.6%
Minimum Investment Amount
$100
Target Raise
$75,000
Maximum Raise
$150,000
Investment Round Close Date
10/7/2020
Repayment Schedule
Quarterly
Securitization
None
Maturity Date
1/1/2027
Documents
2019 Balance Sheet
2019 Income Statement
Financial Forecasts
WeHa Brewing & Roasting Company – Business Overview & Renderings.pdf
Financial Forecasts

Year 1
Year 2
Year 3
Year 4
Year 5
Gross Sales
$1,607,000
$1,928,400
$2,275,512

$2,503,063
$2,753,369
Cost of Goods Sold
$408,000
$489,600
$577,728
$635,500
$699,049
Gross Profit
$1,199,000
$1,438,800
$1,697,784
$1,867,563
$2,054,320
EXPENSES

Rent
$60,000
$61,500
$63,038
$64,613
$66,229
Equipment Lease
$8,600
$8,600
$8,600
$8,600
$8,600
Utilities
$33,600
$40,320
$47,577
$52,334
$57,567
Insurance
$30,000
$30,750
$31,518
$32,305
$33,112
Advertising

$7,000

$8,400

$9,912

$10,903

$11,993

Legal & Professional Fees

$9,000

$9,225

$9,455

$9,691

$9,933

Office & Admin

$4,800

$5,760

$6,796

$7,475

$8,222

Repairs & Maintenance

$4,000

$4,800

$5,664

$6,230

$6,852

Payroll

$304,000

$364,800

$430,464

$473,510

$520,860

Equipment Purchase

$250,000

$0

$0

$0

$0

Operating Profit

$488,000

$904,645

$1,084,760

$1,201,902

$1,330,952

This information is provided by WeHa Brewing & Roasting Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

Forecasted milestones

WeHa Brewing & Roasting Company forecasts the following milestones:

* Achieve $1,500,000 in revenue in first year of operations

* Achieve $2,000,000 in revenue in second year of operations

* Achieve $300,000 profit in third year of operations
No other outstanding debt or equity
The capital raised through Mainvest will make up the entirety of the
WeHa Brewing & Roasting Company's fundraising. However, WeHa Brewing &
Roasting Company may require additional funds from alternate sources
at a later date.

Financial liquidity

WeHa Brewing & Roasting Company has a moderate liquidity position due
to its medium cash reserves as compared to debt and other liabilities.
WeHa Brewing & Roasting Company expects its liquidity position to
decline upon raising capital on Mainvest and deploying the capital to
grow the business.

No operating history

WeHa Brewing & Roasting Company was established in May 2019.
Accordingly, there are limited financial statements and information
for investors to review. When evaluating this investment opportunity,
investors should consider factors outlined in the risk section as
well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal
government (through the FDIC) guarantees you will get your money back.
Buying a Note is not like that at all. The ability of WeHa Brewing &
Roasting Company to make the payments you expect, and ultimately to
give you your money back, depends on a number of factors, including
many beyond our control.

Competition

The market in which we operate is highly competitive and could become
increasingly competitive with new entrants in the market. WeHa Brewing
& Roasting Company competes with many other businesses, both large and
small, on the basis of quality, price, location, and customer
experience. Changes in customer preference away from WeHa Brewing &
Roasting Company's core business or the inability to compete
successfully against the with other competitors could negatively
affect WeHa Brewing & Roasting Company's financial performance. WeHa
plans to mitigate this risk by offering a unique and differentiated
offering of being a craft brewery and coffee roaster. WeHa also has
dedicated owners who both have extensive experience in the industry.

Future Investors Might Have Superior Rights

If WeHa Brewing & Roasting Company needs more capital in the future
and takes on additional debt or other sources of financing, the new
investors might have rights superior to yours. For example, they might
have the right to be paid before you are, to receive larger
distributions, to have a greater voice in management, or otherwise.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to
generate revenue and/or continue operations. If operations are ceased
due to COVID-19 controls, the Company can not guarantee that it will
resume operations in the future.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which WeHa Brewing & Roasting Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, WeHa Brewing & Roasting Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The Company Might Need More Capital

WeHa Brewing & Roasting Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If WeHa Brewing & Roasting Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Subordination

The Notes shall be subordinated to all indebtedness of WeHa Brewing & Roasting Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of WeHa Brewing & Roasting Company, and the revenue of WeHa Brewing & Roasting Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if WeHa Brewing & Roasting Company fails to generate enough revenue, you could lose some or all of your money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if WeHa Brewing & Roasting Company is significantly more successful than your initial expectations.

Changes in Economic Conditions Could Hurt WeHa Brewing & Roasting Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect WeHa Brewing & Roasting Company's financial performance or ability to continue to operate. In the event WeHa Brewing & Roasting Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Limited Services

WeHa Brewing & Roasting Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

WeHa Brewing & Roasting Company is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

WeHa Brewing & Roasting Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent WeHa Brewing & Roasting Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Reliance on Management

As a securities holder, you will not be able to participate in WeHa Brewing & Roasting Company's management or vote on and/or influence any managerial decisions regarding WeHa Brewing & Roasting Company. Furthermore, if the founders or other key personnel of WeHa Brewing & Roasting Company were to leave WeHa Brewing & Roasting Company or become unable to work, WeHa Brewing & Roasting Company (and your investment) could suffer substantially.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by WeHa Brewing & Roasting Company.

Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

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WeHa Brewing & Roasting Company

BREWERY, COFFEE ROASTING, CAFE

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Investor Perks

WeHa Brewing & Roasting Company is offering perks to early investors. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

MAKE YOUR OWN BEER

Ever wanted to learn how to make a beer? Ever wanted to name a beer after yourself? Now is your chance! The first ten people who invest $1k will get to come into the brewery for a day and develop a recipe and brew with our head brewer. You get to pick the style, name, and drink as much of it as you want!

---

10 of 10
REMAINING
$1,000
INVESTMENT TO QUALIFY
Invest $1,000

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Cody W McCormack

CO-FOUNDER AND HEAD ROASTER

Cody bring his years of experience as a Certified Public Accountant ("CPA") to WeHa Brewing & Roasting, where he will be managing the financials of the business and overall operations of the business. In addition to his industry experience, Cody has taken extensive coursework in business management while completing his undergraduate and graduate degrees at one of the top business schools in the country. Cody's accounting and business management experience will ensure WeHa has appropriate financial controls in place and accurate and complete financial reports.

Cody also brings his passion for coffee and experience as a coffee roaster to WeHa. He has been formally educated in coffee roasting and

café management with multiple in-person and online classes under his belt. Cody has also been operating and roasting coffee for WeHa Roasting since its launch in January 2020.

Robbie Wendeborn
CO-FOUNDER AND HEAD BREWER
Robbie brings his extensive experience in the craft beer industry to WeHa Brewing & Roasting Company. Robbie has over eight years experience in the craft beer industry with stints at renowed breweries in Colorado, Lousiania, and most recently New York City. Robbie worked his way all the way up from washing kegs and limited cellar work to his most recent position as Head Brewer for a brewery in New York City.
Robbie's industry experience will allow WeHa Brewing to provide a higher quality product and maintain consistency of WeHa Brewing's vast and ever changing portfolio of beers.